Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2012	2011	2010	2009	2008
Fixed charges:
Interest expense including
amortization of debt discount	$535	$572	$602	$600	$511
Portion of rentals representing an interest factor	132	135	136	155	226
Total fixed charges	$667	$707	$738	$755	$737

Earnings available for fixed charges:
Net income	$3,943	$3,292	$2,780	$1,890	$2,335
Equity earnings net of distributions	(55)	(38)	(44)	(42)	(53)
Income taxes	2,375	1,972	1,653	1,084	1,316
Fixed charges	667	707	738	755	737
Earnings available for fixed charges	$6,930	$5,933	$5,127	$3,687	$4,335

Ratio of earnings to fixed charges	10.4	8.4	6.9	4.9	5.9

95